Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Our earnings cover our fixed charges, which consist primarily of the interest we pay on the consolidated obligations for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges ($ amounts in millions):

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Income before assessments	$174	$126	$134	$130	$228
Fixed charges: (1)
Interest expense on consolidated obligations	742	489	347	310	322
Interest expense on deposits and other	12	8	1	1	7
Total fixed charges	754	497	348	311	329
Earnings, before fixed charges	$928	$623	$482	$441	$557
Ratio of earnings to fixed charges	1.23	1.25	1.39	1.42	1.69

(1)
Our fixed charges include interest expense and premium and discount amortization on consolidated obligation bonds, including net settlements on derivatives that hedge consolidated obligation bonds and discount notes, and interest expense on other liabilities including deposits, borrowings from other Federal Home Loan Banks, mandatorily redeemable capital stock, and other borrowings. We do not capitalize interest, and the impact of interest expense within our rental costs is not significant.